

16003025

UNITED STATES
SEC   SECURITIES AND EXCHANGE COMMISSION
Mail Processing   Washington, D.C. 20549
Section

FEB 18 2016

Washington DC
409

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

OMB APPROVAL	
OMB Number:	3235-0123
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hours per response...... 12.00	

SEC FILE NUMBER
8- 50561

REPORT FOR THE PERIOD BEGINNING_____01/01/15_____ AND ENDING_____12/31/15_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital One Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 St. Charles Ave., Suite 1830

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

New Orleans   Louisiana   70170
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Gabrielle Halprin   (504)533-7377
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Keiter

(Name – if individual, state last, first, middle name)

4401 Dominion Blvd., 2nd Floor,   Glen Allen   Virginia   23060
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I,   Pierre E. Conner, III   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
   Capital One Securities, Inc.   , as
of   December 31   , 20 15   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

                                                                    _____
                                                                              Signature

                                                         President
                                                         _____
                                                                    Title

SCOTT A. UMBERGER/ BAR NO 20620
ATTORNEY/NOTARY PUBLIC
This report **contains (check all applicable boxes):
STATE OF LOUISIANA
☒ (a) Facing Page. MY COMMISSION IS FOR LIFE
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
        Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
        consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).   )

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

FINANCIAL STATEMENTS

Years Ended December 31, 2015 and 2014
With Report of Independent Registered Public Accounting Firm

SEC ID 8 – 50561

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statements of Financial Condition	2
Notes to Financial Statements	3


Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder and Board of Directors
Capital One Securities, Inc.
New Orleans, Louisiana

We have audited the accompanying statements of financial condition of Capital One Securities, Inc. (the "Company"), as of December 31, 2015 and 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial condition of Capital One Securities, Inc. as of December 31, 2015 and 2014 in accordance with accounting principles generally accepted in the United States of America.

Keiter

February 8, 2016
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Statements of Financial Condition

	December 31,	
	2015	2014
Assets:		
Cash on deposit with affiliated company	$ 2,205,354	$ 2,922,683
Investment in money market mutual fund	59,183,218	50,560,520
Commissions receivable from clearing correspondent	70,765	36,936
Other receivables	2,167,600	4,971,800
Deposit with clearing correspondent	250,000	250,000
Goodwill	3,493,211	3,493,211
Due from affiliates	1,524,961	656,077
Deferred tax asset	165,352	126,247
Total assets	$ 69,060,461	$ 63,017,474
Liabilities:		
Commissions payable to brokers and dealers	$ 7,124,876	$ 7,261,085
Accrued expenses	317,622	161,943
Due to affiliates	2,224	308,803
Total liabilities	7,444,722	7,731,831
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized; one share issued and outstanding	10,000	10,000
Additional paid-in capital	8,431,477	8,431,477
Retained earnings	53,174,262	46,844,166
Total stockholder's equity	61,615,739	55,285,643
Total liabilities and stockholder's equity	$ 69,060,461	$ 63,017,474

See accompanying Notes to Financial Statements.

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements

Note 1—Organization

Capital One Securities, Inc. (the "Company") is a wholly owned subsidiary of Capital One Financial Corporation ("Capital One"). The Company is a full-service investment banking firm providing equity research and institutional sales and trading services in both fixed income and equity securities to large, institutional accounts primarily in North America. The Company also provides corporate finance services primarily to middle-market companies in the United States. Investment banking services are occasionally provided to companies outside of the United States. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Note 2—Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management makes its best judgment, actual results could differ from those estimates.

Cash on Deposit with Affiliated Company

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. Cash includes amounts held at Capital One, National Association ("CONA"), a related party, totaling $2,205,354 and $2,922,683 at December 31, 2015 and 2014, respectively. CONA is a major financial institution and is insured up to $250,000 by the Federal Deposit Insurance Corporation.

Investment in Money Market Mutual Fund

Investment in the money market mutual fund is measured at fair value. The market value is based on quoted prices received from various pricing services.

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Other Receivables

Other receivables represent receivables due from lead underwriters for investment banking transactions where the Company acted as an underwriter. The Company considers an allowance for doubtful accounts based on factors surrounding the credit risk of specific counterparties, historical trends, projections of trends, and other information. No allowance was deemed necessary as of December 31, 2015 and 2014.

Goodwill

In connection with the acquisition of the Company by Capital One, the Company recorded goodwill of $3,493,211 representing the amount by which the purchase price exceeded the fair value of the net assets acquired.

Goodwill is not amortized but is tested for impairment annually and between annual tests if events or circumstances indicate potential impairment. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Based upon the results of our 2015 and 2014 goodwill impairment testing, we determined that the fair value of goodwill exceeded its carrying value. Accordingly, the goodwill of the Company was not considered impaired. The Company will continue to regularly monitor overall economic conditions and other events or circumstances that may impair the goodwill in the future.

Income Taxes

The Company is included in Capital One's consolidated federal income tax return, but files a separate state income tax return. Capital One allocates federal income tax expense to the Company using a separate return basis. The Company is reimbursed by Capital One for federal income tax losses, if applicable. Amounts owed to or due from Capital One for federal income taxes are reported as a component of due to or from affiliates in the accompanying statements of financial condition.

Deferred tax assets and liabilities are based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company has evaluated the effect of accounting guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions as of December 31, 2015 and 2014.

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements (continued)

Note 3—Fair Value of Financial Instruments

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (also referred to as an exit price). The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on the markets in which the assets or liabilities trade and whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. The fair value measurement of a financial asset or liability is assigned to a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

- Level 1—Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

- Level 2—Valuation is based on observable market-based inputs, other than quoted prices in active markets for identical assets or liabilities, quoted prices in markets that are not active, or models using inputs that are observable or can be corroborated by observable market data of substantially the full term of the assets or liabilities.

- Level 3—Valuation is generated from techniques that use significant assumptions not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies or similar techniques.

The accounting guidance for fair value measurements requires that we maximize the use of observable inputs and minimize the use of unobservable inputs in determining fair value.

All of the investments held by the Company are categorized as Level 1, as the valuation of each is based on quoted prices of each asset. The Company does not have any financial liabilities within the scope of the accounting guidance.

The following tables display the Company's assets on the statements of financial condition measured at fair value on a recurring basis as of December 31, 2015 and 2014:

Assets Measured at Fair Value on a Recurring Basis

	December 31, 2015			
	Fair Value Measurements Using			Total Estimated Fair Value
	Level 1	Level 2	Level 3	
Securities owned:				
Money market mutual fund	$ 59,183,218	$ —	$ —	$ 59,183,218
Total securities owned...........	$ 59,183,218	$ —	$ —	$ 59,183,218

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)
Notes to Financial Statements (continued)

	December 31, 2014			
	Fair Value Measurements Using			Total Estimated
	Level 1	Level 2	Level 3	Fair Value
Securities owned:				
Money market mutual fund	$ 50,560,520	$ —	$ —	$ 50,560,520
Total securities owned...........	$ 50,560,520	$ —	$ —	$ 50,560,520

Note 4—Income Taxes

As of the beginning and end of the reporting period, the Company had no unrecognized tax benefits under U.S. GAAP. The Internal Revenue Service is currently auditing Capital One's federal income tax returns for the years 2012 through 2015. It is expected that a settlement of the audits will be made within twelve months; however, the outcome of the audit is not expected to have a material impact on the financial results of the Company.

Note 5—Related Party Transactions

Various administrative expenses are paid on behalf of the Company's by CONA, under a Master Services Agreement between the Company, CONA and various affiliates. These administrative expenses are reimbursed by the Company to CONA on a monthly basis. In addition, the Company pays a management fee to CONA based on an internally calculated allocation of overhead cost.

The Company amended the Master Services Agreement with CONA and affiliates during in 2014 to provide provisions for the Company to sell equity research services to affiliates. The arrangement was terminated in October 2015.

The Company has a revolving subordinated line of credit with Capital One for an amount not to exceed $100,000,000 as of December 31, 2015. The line of credit was increased to $100,000,000 from $60,000,000 in November 2015. This line of credit expires on November 16, 2020. There were no borrowings against the line of credit in 2015 or 2014. Borrowings under the line of credit are transacted on an arm's length basis.

The Company participated as an underwriter in issuances of affiliate securities.

During 2013, the Company entered into an agreement with Capital One Investment Securities, LLC (formerly known as Capital One Sharebuilder, Inc.), an affiliate, to share commissions earned on the distribution of shares related to initial public offerings.

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements (continued)

Note 6—Leases

The Company currently occupies office space leased by Capital One, the expense for which is allocated as part of the Master Services Agreement disclosed in Note 5.

Note 7—Commitments and Contingencies

The Company has outstanding underwriting agreements which commit it to purchase securities at specified future dates and prices. The Company presells such issues to manage risk exposure related to these off-balance sheet commitments. Transactions that were open at December 31, 2015, have subsequently settled and had no material effect on the statements of financial condition.

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

The Company has contracts with its vendors for various services. The following table presents the minimum commitments under these contracts as of December 31, 2015:

	Amounts
Fiscal year expected to be expensed:	
2016	$ 522,079
2017	152,038
2018	22,425
Total	$ 696,542

Note 8—Services Agreement

The Company has an agreement with Pershing, L.L.C. ("Pershing"), a Bank of New York Securities Group Company, to provide certain services as clearing correspondent. These services include carrying customers' cash and margin accounts on a fully-disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends, exchanges and rights and tender offers.

CAPITAL ONE SECURITIES, INC.
(A Wholly Owned Subsidiary of Capital One Financial Corporation)

Notes to Financial Statements (continued)

This agreement does not have an expiration date. This agreement requires the Company to maintain a clearing deposit with Pershing which totaled $250,000 at December 31, 2015 and 2014.

The Company acts as an introducing broker and substantially all customer transactions are cleared and carried on a fully-disclosed basis. The Company is exposed to credit losses on unsettled transactions in the event of nonperformance by its customers. This risk of loss is limited to the change in the security price between the trade date and the settlement date. The Company did not incur any material credit losses on transactions not settled as of December 31, 2015 and 2014.

The Company's commissions receivable from clearing correspondent represents amounts on deposit with Pershing. Additionally, as the Company clears all of its transactions through the clearing correspondent, the Company is exposed should the clearing correspondent be unable to fulfill its obligations.

Note 9—Liabilities Subordinated to Claims of General Creditors

The Company is subject to the Securities and Exchange Commission's Rule 17a-5 regarding reports to be made by certain exchange members, brokers and dealers. Under this rule, the Company is required to disclose liabilities subordinated to the claims of general creditors. The Company has subordinated loan agreements with Capital One which have been approved by the FINRA. These loan agreements constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements. At December 31, 2015 and 2014, the Company had no balances outstanding from these agreements as disclosed in Note 5.

Note 10—Indemnifications

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the managers or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

Note 11—Financial Instruments with Off-Balance Sheet Risk

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to another firm on a fully-disclosed basis. The agreement between the Company and its clearing correspondent provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the

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Company may incur a loss if the market value of the security is different from the contract value of the transaction.

The Company monitors its customer activity by reviewing information it receives from its clearing correspondent on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

Note 12—Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $52,375,597 which was $51,879,282 in excess of the required minimum net capital of $496,315. The Company's net capital ratio was 0.14 to 1.

The Company does not carry the accounts of its customers, and accordingly, is exempt from SEC Rule 15c3-3.

Note 13—Subsequent Events

In accordance with U.S. GAAP, the Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including estimates inherent in the process of preparing financial statements, and (2) nonrecognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company evaluated subsequent events through February 8, 2016, the date the financial statements were issued.

Based on the evaluation, the Company did not identify any recognized or nonrecognized subsequent events that would have required adjustment to the financial statements.

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